SECOND AMENDED AND RESTATED CONSULTING AGREEMENT

DATED as of August 16, 2024

BETWEEN:

POET TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of Ontario (the **Corporation**)

- and -

L5 CAPITAL INC., a corporation incorporated under the laws of British Columbia (the **Consultant**)

RECITALS:

A. The Consultant is experienced in structuring and negotiating corporate transactions in general and, specifically, with respect to technology companies.

B. The Corporation wishes to engage the Consultant in an independent contractor capacity to provide special opportunity assessments and corporate development advice, and the Consultant is prepared to accept the engagement to do so.

C. The Corporation and the Consultant (collectively, the "**Parties**") are parties to an amended consulting agreement (the "**Amended Consulting Agreement'**) dated July 16, 2024 which amended and restated the Original Agreement dated April 30, 2024. Subsequent to the execution of the Amended Consulting Agreement, the Parties determined that it would be in their respective best interest for the Consultant to provide services to the Corporation that are in addition to those provided for in the Amended Consulting Agreement and for the Corporation to provide additional compensation to the Consultant as a result of it providing such additional services.

D. The Parties desire to amend and restate the Amended Consulting Agreement to reflect the foregoing agreements and on the terms set forth herein.

E. The parties wish to memorialize their agreement in this amended and restated agreement, which shall be referred to as the "**Second Amended Consulting Agreement**."

THE PARTIES AGREE AS FOLLOWS:

ARTICLE ONE – GENERAL

1.01 Services

a) Definitions. All references to services in this Agreement are references to the specific services of a skilled and qualified person in respect of the matters described in Schedule A to this Agreement (the "**Services**").

b) Services. The Corporation hereby retains the Consultant to perform, and the Consultant hereby agrees to provide the Services in accordance with the terms and conditions set out in this Agreement.

c) Authorized Representative. The Services of the Consultant will be provided through its employee, Marc Lustig, unless approval for the Services to be provided through another individual is first obtained in writing from the Corporation (the "**Authorized Representative**").

d) Instructing Corporate Representative. In connection with the Services, the Consultant shall take direction from, and shall report to, the Chief Executive Officer of the Corporation or the Chief Financial Officer of the Corporation, or such other person or persons as may be authorized by them (the "**Instructing Corporate Representative**"). For the purposes of this Agreement, instruction and direction by the Instructing Corporate Representative is instruction and direction by the Corporation.

e) Commitment. The Consultant will commit such time and effort as is necessary, to perform the Services as set in this Agreement and as required by, and upon the direction of, the Corporation.

f) Non-Exclusive. It is anticipated that the Consultant, including Authorized Representatives, may, from time to time during the term of this Agreement, be required to divert time to other projects. Consequently, the Consultant will provide the Services to the Corporation on a non-exclusive basis.

1.02 Term of Agreement

The term of this Agreement shall continue from the date hereof (the **Effective Date**) for a period of 12 months, unless otherwise terminated in accordance with Article 5 below.

ARTICLE TWO - REMUNERATION

2.01 Remuneration

a) **Base Fee**. In consideration of the Services provided, and to be provided, by the Consultant and the Authorized Representative on behalf of the Consultant under this Agreement, the Corporation shall pay to the Consultant a fee in the amount of USD$1,500,000 (which excludes GST and HST) (the "**Base Fee**") of which USD$750,000 shall be paid on April 30, 2024 and USD$750,000 shall be paid in equal quarterly instalments of USD$187,500 on each of the four quarters following the Effective Date, which for the purposes of this Agreement shall be deemed to be June 15, 2024, September 15, 2024, January 15, 2025 and April 15, 2025. Upon request of the Consultant, the payment schedule may be modified at the sole discretion of the Corporation.

b) **Additional Fee.** In consideration of the Services provided for under the Amended Agreement that were in addition to those provided under the Original Agreement, and which have been provided, and Services that will be provided to the Corporation by the Consultant and the Authorized Representative on behalf of the Consultant under this Agreement

subsequent to the date hereof, the Corporation shall pay to the Consultant a fee in the amount of USD$1,000,000 (which excludes GST and HST) (the "**Additional Fee**"), which shall be paid in two installments, one in the amount of US$500,000 on July 17, 2024 and the second US$500,000 on July 29, 2024.

c) **Bonuses**. At any time during the term of this Second Amended Agreement, the Corporation may pay cash bonuses to the Consultant in amounts and for reasons determined by the Corporation in its sole discretion, for exceptional and outstanding performance by the Consultant in connection with the Services described herein.

d) **Finders Fees.** In addition to the Base Fee, Additional Fee and Bonuses described above, the Corporation may pay a cash "Finders Fee" in an amount not to exceed 7.5% of the gross proceeds upon completion of an investment by institutional investors or high-net worth individual investors introduced by the Consultant to the Corporation. Such fees shall be negotiated on a case-by-case basis in advance of each anticipated transaction, and shall not be paid for any additional investment by MMCAP, Earth Corporation, or any other entity that has participated in an offering by the Corporation during the term of the Original Agreement and prior to the date of this Second Amended and Restated Consulting Agreement.

e) **M&A Fee**. The Corporation may complete a business combination, amalgamation, merger, plan of arrangement, asset purchase or sale, or similar transaction (collectively, "**M&A Transactions**") with a third party (an "**M&A Counterparty**"), and such M&A Transaction may result in either (i) the Corporation, directly or indirectly, owning or exercising control over the securities of the M&A Counterparty or owning a portion of the M&A Counterparty's assets (a "**Buy-side Business Combination**"), or (ii) the M&A Counterparty, directly or indirectly, owning or exercising control over the voting or equity securities of the Corporation or a portion of the Corporation's assets (a "**Sell-Side Business Combination**", together with the Buy-side Business Combination, the "**M&A Transactions**"). If the Corporation completes an M&A Transaction, either during the term of this Agreement or for a period of 36 months thereafter, then, at closing of the M&A Transaction, the Corporation shall pay the Consultant a fee payable in cash in accordance with Schedule A to this Agreement (the "**M&A Fee**").

2.02 Tax

The Corporation shall be responsible for all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any federal, provincial or municipal governmental entity on any amounts payable by Corporation hereunder; provided that, in no event shall Corporation pay or be responsible for any taxes, statutory withholdings, deductions or remittances, imposed on or with respect to the Consultant's income, revenues, gross receipts, real or personal property, or other assets.

ARTICLE THREE - COVENANTS OF THE CONSULTANT

3.01 Services

The Consultant shall perform the Services to the best of its ability and in a competent and professional manner.

3.02 Indemnity

a) The Consultant shall indemnify and save the Corporation harmless from and against all

claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which the Corporation or its officers, employees, and agents may suffer as a result of the willful misconduct or fraudulent activities of the Consultant and/or the Authorized Representatives in the performance or non-performance of this Agreement.

b) The Corporation shall indemnify and save the Consultant harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which the Consultant or its officers, employees, shareholders or agents may suffer as a result of the willful misconduct or fraudulent activities of the Corporation and/or the Authorized Representatives in the performance or non-performance of this Agreement

3.03 Information, Proprietary Rights & Non-Disclosure

a) The Consultant recognizes that it may be exposed to, have access to and be engaged in the development of information (including all tangible and intangible manifestations) regarding the patents, copyrights, trademarks, trade secrets, technology, know-how and business of the Corporation. All of this information, except information that (i) is the subject of a patent, patent application, copyright, trademark or trade secret owned by the Consultant prior to the Effective Date or comes into the public domain after the Effective Date through no fault of the Consultant, or (ii) is received by the Consultant without an obligation of confidentiality from an unrelated third party that is not under an obligation of confidentiality to the Corporation and that has a legal right to disclose it, or (iii) that is in the public domain (collectively referred to as the "**Proprietary Information**").

b) During the term of this Agreement and for one (1) year after its termination, the Consultant will take all reasonable steps to keep in confidence all Proprietary Information. The Consultant will not use or disclose any Proprietary Information or anything related thereto without the written consent of the Corporation, except as required to perform the Services, provided however that any such disclosure to third parties is subject to those third parties executing a non-disclosure agreement with the Corporation.

c) The Consultant agrees not to disclose or use the Proprietary Information for personal gain or for the benefit of any other individual or entity.

d) The Consultant shall be entitled to rely upon and shall not be under any obligation to independently verify the accuracy and completeness of any information provided to it by the Corporation or any of the representations and warranties (oral or written) furnished or given to the Consultant hereunder by the Corporation or otherwise provided to (or caused to be provided to) the Consultant by the Corporation, including by any of its representatives or any disclosure made by the Corporation in any of the material or documents prepared by the Corporation (collectively the "**Information Documents**") except to the extent that the Information Documents refer to the Consultant, the engagement of the Consultant hereunder and the Services of the Consultant provided hereunder. The Consultant shall be under no obligation to investigate any changes which may occur in the Information or the Information Documents or any of such representations and warranties subsequent to the date thereof.

e) If any party to this Agreement, based on the advice of counsel, determines that a release of information regarding the existence or terms of this Agreement is required by law or regulation, then prior to any release of such information, that party will notify the other party as soon as practical and provide as much detail as possible in relation to the proposed disclosure and will endeavor in good faith to provide the other party with a minimum of five (5) business days to review and provide comments on the proposed release. The disclosing party will use its best efforts to incorporate comments of the other party to the extent consistent with fulfilling its legal obligations.

3.04 Non-Disclosure of Third Party Information

The Consultant understands that the Corporation has received and will receive from third parties information that is confidential or proprietary ("**Third-Party Information**") and that such may be subject to restrictions on its use and disclosure. During the term of this Agreement and for a period of one (1) year after its termination, the Consultant will hold Third-Party Information in the strictest confidence and will not disclose or use Third-Party Information except as permitted by the agreement between the Corporation and the relevant third party, unless authorized to act otherwise by an officer of the Corporation.

ARTICLE FOUR – INDEPENDENT CONTRACTOR

4.01 Consultant Not an Employee

a) It is expressly agreed, represented and understood that the parties hereto have entered into an arm's length independent contract for the rendering of the Consultant Services and that the Consultant is not the employee, agent or servant of the Corporation. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

b) Payments made to the Consultant hereunder shall be made without deduction at source by the Corporation for the purpose of withholding income tax or other employment related withholdings.

c) Should the relationship between the Corporation and the Consultant be found in law to constitute an employment relationship, which conclusion is expressly denied, the Consultant agrees to indemnify the Corporation against any amounts which are found to be owing by way of employer contributions, withholdings, or termination or severance pay under any applicable legislation relating to employment status including without limitation the *Income Tax Act*, the *Employment Standards Act, 2000*, the *Workplace Safety and Insurance Act*, and legislation respecting the Canada Pension Plan and employment insurance and the Consultant agrees to hold the Corporation harmless for any and all such payments and any fines, interest or penalties arising from non-payment or failure to withhold. The Consultant warrants that it is registered for the purposes of the HST.

ARTICLE FIVE - TERMINATION

5.01 Notwithstanding anything to the contrary herein contained, either party hereto may terminate this Agreement by providing two (2) weeks' (14 calendar days) written notice to the other party hereto.

5.02 The termination of this Agreement under any provision of this Article 5 or Article 1 shall not terminate the obligation of the Corporation to pay to the Consultant any amount owing in accordance with Article 2 including, without limitation, the Base Fee, the Additional Fee, any earned Finders Fee or the M&A Fee.

ARTICLE SIX - INTERPRETATION AND ENFORCEMENT

6.01 Sections and Headings

The division of this Agreement into articles and sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or

interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles and sections are to articles and sections of this Agreement.

6.02 Number

In this Agreement words importing the singular number only shall include the plural and *vice versa* and words importing any gender shall include all genders and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and *vice versa*.

6.03 Benefit of Agreement

This Agreement shall enure to the benefit of and be binding upon the successors, assigns, administrators and legal personal representatives of the Corporation and the Consultant respectively.

6.04 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, forms, conditions, undertakings or collateral agreements, express implied or statutory between the parties other than as expressly set forth in this Agreement.

6.05 Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

6.06 Assignment

This Agreement may not be assigned by the Consultant or the Corporation.

6.07 Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

6.08 Notices

Any demand, notice or other communication (hereinafter in this section 6.08 referred to as a "**Communication**") to be made or given in connection with this Agreement shall be made or given in writing and may be made or given by personal delivery or by registered mail or by email addressed to the recipient as follows:

To the Corporation:

POET Technologies Inc.
120 Eglinton Avenue East, Suite 1107

Toronto, Ontario, M4P 1E2
Attention: Thomas R. Mika, EVP&CFO
Email: tm@poet-technologies.com

To the Consultant:
L5 Capital Inc.
885 West Georgia Street, Suite 2200
Vancouver, British Columbia, V7C 3E8
Attention: Marc Lustig, Director
Email: mlustig.L5capital@gmail.com

or such other address or individual as may be designated by notice by either party to the other. Any Communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if made or given by registered mail, on the fifth day, other than a Saturday, Sunday or statutory holiday in Ontario, following the deposit thereof in the mail and, if given by e-mail, on the sender receiving electronic confirmation of the e-mail being sent. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of the mail, any such Communication shall not be mailed but shall be made or given by personal delivery. Any Communication delivered by email shall be conclusively deemed to have been given on the day of the actual delivery thereof.

6.09 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.10 Attornment

For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province Ontario shall have jurisdiction to entertain any action arising under this Agreement. The Corporation and the Consultant each hereby attorns to the jurisdiction of the courts of the Province of British Columbia provided that nothing herein contained shall prevent the Corporation from proceeding at its election against the Consultant in the courts of any other province or country.

6.11 Currency

Except as otherwise noted, all dollar figures herein are expressed in United States Dollars.

6.12 Copy of Agreement

The Consultant hereby acknowledges receipt of a copy of this Agreement duly signed by the Corporation.

6.13 Amendment and Restatement

This Agreement amends and restates the Amended Consulting Agreement in its entirety effective as of the date hereof.

This Agreement has been executed by the parties.

Signature page follows:

POET TECHNOLOGIES INC.

Per: ____________________________

Thomas R. Mika
Authorized Signatory

L5 CAPITAL INC.

Per: ____________________________

Marc Lustig
Authorized Signatory

SCHEDULE A

Description of Services

The Consultant will provide Services the Corporation designed to assess special and corporate financing opportunities and also provide advice on corporate development, including, but not limited to the following:

a) providing strategic advisory advice to the Corporation;

b) providing advice to the Corporation as to structuring, pricing and timing strategies relevant to any offering of securities of the Corporation as may be undertaken by the Corporation;

c) providing advice to the Corporation with regard to any potential transaction as may be proposed by a person or persons to acquire control of the Corporation, or any proposal by the Corporation to acquire control of another company or business;

d) providing such other advisory Services as the Corporation and the Consultant agree are appropriate in the circumstances;

e) providing advisory services with respect to the liquidation, sale, restructuring, or reorganization of the Corporation's joint venture with Super Photonics Xiamen;

f) conducting financial and valuation analysis and providing the Corporation with advice as to the appropriate valuation and other financial considerations of an M&A Transaction; and

g) assisting the Corporation in developing and implementing its strategy and process with respect to an M&A Transaction.

The Consultant will perform the Services in a diligent, professional, and efficient manner to preserve and enhance the Corporation's corporate image.

It is understood that the Consultant is not registered in any capacity under applicable securities legislation in the Province of British Columbia or any other jurisdiction (including, without restriction, as a dealer or an advisor) and that the Services to be performed by the Consultant shall not include any trading or acts in furtherance of trading of, or advising in relation to, securities on behalf of the Corporation or any affiliate of the Corporation or any other person other than as may be permitted under any available exemption from the registration requirements of applicable securities legislation. The Consultant will not and shall not be required to perform any Services enumerated hereunder if, under the circumstances at the time such Services would be rendered (including without limitation any offerings or sales of securities by the Corporation or any affiliate of the Corporation at or about the same time), performance of such Services might reasonably be considered to constitute participation, directly or indirectly, in any trading or acts in furtherance of trading in securities of the Corporation or any other issuer, other than as may be permitted under any available exemption from the registration requirements of applicable securities legislation. It is further understood that the Consultant is not an investor relations or public relations consultant and has not been engaged to provide "investor relations activities" as such term is defined under applicable securities legislation.

It is acknowledged that the Consultant will give notice to the Corporation any circumstance in which the Consultant and/or any Authorized Representative has a conflict of interest in respect of a particular corporate opportunity where the consultant's Services are requested.

SCHEDULE B

M&A Fee Calculation

Transaction Fee (payable in U.S. dollars)

In the event that an M&A Transaction becomes payable in accordance with Section 2.01(b) of the Agreement, the Corporation will pay to the Consultant the M&A Fee, which will be equal to the product of each Transaction Fee Percentage listed in Table 1 below and each portion of the Transaction Value (defined hereunder) contained within the total Transaction Value for such M&A Transaction.

Table 1: Transaction Fee Percentage at Various Transaction Values

Portion of Transaction Value (USD$)	Transaction Fee Percentage
Equal to or less than $1,000,000	5.0%
$1,000,001 to $2,000,000	4.5%
$2,000,001 to $5,000,000	4.0%
$5,000,001 to $10,000,000	3.0%
$10,000,001 to $20,000,000	2.0%
Over $20,000,000	1.5%

"Transaction Value" means the total cash and non-cash proceeds and other consideration paid or to be paid in the future or received or to be received in the future directly or indirectly by the Corporation or its securityholders pursuant to the M&A Transaction, including contingent consideration, wherein any non-cash proceeds shall be valued based upon the stated non-cash proceeds' pricing or, if such non-cash proceeds are traded on a public market, valued using the volume weighted daily average market price (the "**VWAP**") for those securities for the five (5) trading days preceding the date that the M&A Transaction is announced, or, if the M&A Transaction is not announced, the VWAP for those securities for the five (5) trading days preceding the closing date of the M&A Transaction.